Exhibit 23.01
Consent of Ireland San Filippo, LLP, Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement (No. 333-131427) on Form S-8 of Oracle Corporation of our report dated May 7, 2008, with respect to the statements of net assets available for benefits of Oracle Corporation 401(k) Savings and Investment Plan as of December 31, 2007 and 2006, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule of Schedule H, line 4i-schedule of assets (held at end of year) as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 11-K Oracle Corporation 401(k) Savings and Investment Plan.
/s/ IRELAND SAN FILIPPO, LLP
San Mateo, California
May 7, 2008